LETTER OF CONSENT

Brad Evans, MAusIMM
Consulting Mining Engineer
Mining Plus Pty Ltd

I consent to the inclusion in this annual report on Form 40-F of Northgate Minerals Corporation, which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the "Technical Report on Fosterville Gold Mine, Victoria, Australia" dated March 20, 2008 (the "Technical Report") in the Form 40-F of Northgate Minerals Corporation dated March 28, 2008 (including all exhibits, the "Annual Report").

I also consent to the incorporation of the references to my name and the use of the Technical Report in the AIF, which are included in the Annual Report .

/s/ Brad Evans
Brad Evans
Consulting Mining Engineer
Mining Plus Pty Ltd
March 28, 2008